UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

01 October 2025

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X                                                                  Form 40-F

Diageo PLC
1 October 2025

Diageo prices €1,000,000,000 in aggregate of fixed rate euro-denominated bonds

Diageo, a global leader in beverage alcohol, yesterday priced in aggregate €1,000,000,000 of fixed rate euro-denominated bonds under its European Debt Issuance Programme. The issuer will be Diageo Finance plc, and the payment of principal and interest will be fully guaranteed by Diageo plc.

The drawdowns will consist of the issue of two series of bonds: (i) €500 million bonds due 3 October 2032 with a coupon of 3.250% per annum; and (ii) €500 million bonds due 3 October 2037 with a coupon of 3.750% per annum. Proceeds from each issuance will be used for general corporate purposes. Citigroup Global Markets Limited, HSBC Bank plc, Morgan Stanley & Co. International Plc and UBS AG London Branch have been appointed as active joint lead managers, and ICBC Standard Bank plc, NatWest Markets Plc and Banco Santander, S.A. have been appointed as passive joint lead managers.

Relevant stabilisation regulations including FCA/ICMA apply. Manufacturer target market (EU MIFID II and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No EU PRIIPS or UK PRIIPs key information document ("KID") has been prepared as the securities will not be available to retail in the EEA or the UK.

The bonds are being offered and sold pursuant to an exemption from the registration requirements of the U.S. Securities Act, outside the United States in offshore transactions, in reliance on, and in compliance with Regulation S under the U.S. Securities Act. This announcement has been prepared for use in connection with the offer and sale of the bonds and does not constitute an offer to any person in the United States. Distribution of this announcement to any person within the United States is unauthorised.

In member states of the EEA, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 (the "EU Prospectus Regulation").

In the UK, this announcement is directed only at persons who are "qualified investors" within the meaning of Regulation (EU) 2017/1129 as it forms part of the domestic law of the UK by virtue of the European Union (Withdrawal) Act 2018, as amended (the "UK Prospectus Regulation").

This announcement is an advertisement and does not constitute a prospectus for the purposes of the UK Prospectus Regulation or offering memorandum or an offer to acquire any securities and is not intended to provide the basis for any credit or any other third party evaluation of the securities (the "Securities") or the transaction (the "Transaction") and should not be considered as a recommendation that any investor should subscribe for or purchase any of the Securities. This announcement shall not be deemed to constitute an offer of or an invitation to purchase or subscribe the Securities. This announcement does not constitute an offer to sell, exchange or transfer any securities and is not soliciting an offer to purchase, exchange or transfer any securities in any jurisdiction where such offer, sale, exchange or transfer is not permitted or is unlawful.

Any investor who acquires the Securities must rely solely on the final base prospectus dated 20 August 2025 and the final terms in connection with each series of bonds (together, the "Final Terms") published by Diageo plc ("the Company"), on the basis of which alone, purchases of or subscription for the Securities may be made. Each of the Base Prospectus and the Final Terms, when published, will be available at https://www.londonstockexchange.com/.

For further information, please contact:

Investor relations:
Sonya Ghobrial              +44 (0) 7392 784 784
Andy Ryan                     +44 (0) 7803 854 842
Grace Murphy                +44 (0) 7514 726 167
                                       investor.relations@diageo.com

Media relations:
Rebecca Perry               +44 (0) 7590 809 101
Clare Cavana                +44 (0) 7751 742 072
Isabel Batchelor            +44 (0) 7731 988 857
                                      press@diageo.com

About Diageo

Diageo is a global leader in beverage alcohol with an outstanding collection of brands including Johnnie Walker, Crown Royal, JeB and Buchanan's whiskies, Smirnoff, Cîroc and Ketel One vodkas, Captain Morgan, Baileys, Don Julio, Tanqueray and Guinness.

Diageo is a global company, and our products are sold in nearly 180 countries around the world. The company is listed on both the London Stock Exchange (DGE) and the New York Stock Exchange (DEO).

For more information about Diageo, our people, our brands, and performance, visit us at www.diageo.com. Visit Diageo's global responsible drinking resource, www.DRINKiQ.com for information, initiatives, and ways to share best practice.

Celebrating life, every day, everywhere

Diageo plc
LEI: 213800ZVIELEA55JMJ32

Diageo Finance plc
LEI: BPF79TJMIH3DK8XCKI50

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 October 2025

By:___/s/ James Edmunds

James Edmunds
Deputy Company Secretary